EXHIBIT 99.1

Equinor ASA: Information relating to proposed dividend for fourth quarter 2018

Key information relating to the proposed cash dividend to be paid by Equinor  (OSE:EQNR, NYSE:EQNR) for fourth quarter 2018.

Proposed dividend amount: 0.26

Declared currency: USD

Last day including rights: 15 May 2019 at Oslo Børs (Oslo Stock Exchange) and 16 May 2019 at New York Stock Exchange

Ex-date: 16 May 2019 at Oslo Børs (Oslo Stock Exchange) and 17 May 2019 at New York Stock Exchange

Record date:  20 May 2019

Payment date: On or around 29 May 2019

The proposed dividend amount is subject to approval by the Annual General Meeting on 15 May 2019.

Other information: Dividend per share in NOK will be communicated 24 May 2019.

This information is published in accordance with the requirements of the Continuing Obligations. This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.